Ballard Power Systems Inc.

News Release

Ballard to Present at the Ardour Capital 9th Annual Energy Technology Conference

For Immediate Release – September 9, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) announced that Tony Guglielmin, Chief Financial Officer will present at the Ardour Capital 9th Annual Energy Technology Conference in New York on Thursday, September 15, 2011 at 1:15pm ET.

Tony Guglielmin will provide an update on the business and discuss Ballard’s strategy within key fuel cell growth markets.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com